                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. ________)


                              PC SERVICE SOURCE, INC.
_______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     264830100
_______________________________________________________________________________
                                   (CUSIP Number)
                 William Nygren, Henry Berghoef
               Two North LaSalle Street Suite 500
                  Chicago, Illinois 60602-5790
                         (312) 621-0600
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                         August 30, 1999
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: X

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates L.P.
          04-3276558
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,191,784
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,295,684
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              12,896,100
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,191,784
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.54%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           IA
-------------------------------------------------------------------------------






    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates Inc.
          04-3276549
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,191,784
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,295,684
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              12,896,100
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,191,784
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.54%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           CO
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.
Common Stock, $0.01 Par Value
Dun & Bradstreet
One Diamond Hill Road
Murray Hill, NJ 07974

ITEM 2.  IDENTITY AND BACKGROUND.
(a,b,c)
     Harris Associates L.P. (Harris), an investment adviser, is a limited partnership organized in the State of Delaware. Its principal office is located at Two N. LaSalle Street, Suite 500, Chicago, Il 60602. Harris Associates, Inc., its General Partner, is organized in the State of Delaware. Victor A. Morgenstern, its Chairman and a Director of the General Partner; Robert M. Levy, its CEO and president and a Director; Anita M. Nagler, its Vice President and a Director; Roxanne M. Martino, its Vice President and a Director; Edward S. Loeb, its Vice President; Donald Terao, its Secretary and Treasurer; David G. Herro, a Director; William C. Nygren, a Director; and Robert J. Sanborn, a Director, all are employed at the same address.

     Peter S. Voss and Neal Litvack, both Directors of the General Partner, are senior executive officers with Nvest L.P. at 399 Boylston, Boston, MA 02116. While Nvest L.P., a publicly traded reporting company (SEC File No. 1-9468), wholly owns Harris, it does not exercise control over Harris' investment decision making on behalf of its discretionary advisory clients.

(d)
     Neither Harris, its General Patner, nor any of its officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
     Neither Harris, its General Patner, nor any of its officers or directors, during during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     All of the officers and directors of Harris and its General Partner are American Citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Harris is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $498,795,909.

ITEM 4.  PURPOSE OF TRANSACTION.

     As disclosed in Amendment No. 4 to Schedule 13G as filed by Harris on February 24, 1999, the purchases reported herein were made in the ordinary course of Harris' business and not with the purpose of nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris, may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regarc to such purchases or sales.

     Neither Harris nor its General Partner have any present plans or proposals which relate to or would result in any matter described in paragraphs (a), (b), or (d) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Harris and its General Partner may, in the future, for any reason and in their sole discretion subject only to their fidicuciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

     On August 30, 1999, Harris sent the attached letter, addressed to Mr. Volney Taylor, Chairman and CEO of the issuer. Such letter expresses Harris' opinion of a more effective means for the issuer to fully realize the value of its organization. Harris believes such letter does not constitute any plan or proposal relating to matters described in paragraph (c) of item 4. Nevertheless, Harris if filing this Schedule 13D without admitting that this filing is required.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     As of August 30, 1999, Harris beneficially owned 20,191,784 shares, which represents 12.54% of the outstanding securities.

(b)
     Number of shares as to which the reporting person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote: 20,191,784
     (iii) sole power to dispose or to direct the disposition:
          7,295,684
     (iv) shared power to dispose or to direct the disposition:
          12,896,100

(c)
     During the 60 days preceding the date hereof, Harris entered into the following open market transactions on the New York stock exchange on behalf of its advisory clients.



     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
     Harris             6/2                    300              32.50
      Harris             6/3                    3800             35.125-36.125
          Harris             6/4                    800              36.750
     Harris             6/8                    1200             36.875
     Harris             6/9                    400              36.063
     Harris             6/11                   800              34.00-34.188
     Harris             6/15                   2500             35.063
     Harris             6/16                   700              35.625
     Harris             6/18                   2100             34.625-34.750
     Harris             6/21                   1100             34.438
     Harris             6/25                   400              34.875
     Harris             6/28                   7000             35.393
     Harris             6/30                   10,800           35.00-35.229
     Harris             7/2                    800              35.188
     Harris             7/6                    7100             35.063
     Harris             7/9                    2100             35.625
     Harris             7/12                   1400             35.625
     Harris             7/13                   400              35.500
     Harris             7/16                   6600             37.133-37.250
     Harris             7/19                   2500             36.093
     Harris             7/20                   6000             36.047
     Harris             7/22                   10400            33.938-34.500
     Harris             7/26                   2400             34.375
     Harris             7/27                   1200             33.813-33.313
     Harris             7/28                   700              33.188-33.313
     Harris             8/4                    6800             31.188-31.990
     Harris             8/6                    17300            30.188-30.375
     Harris             8/9                    17500            30.488-30.688
     Harris             8/11                   1200             30.688
     Harris             8/12                   4000             29.625
     Harris             8/17                   4100             29.938
     Harris             8/18                   1550             30.188-30.250
     Harris             8/19                   1700             30.438-30.563
     Harris             8/20                   147000           24.881-26.750
     Harris             8/23                   277800           24.403-25.250
     Harris             8/24                   118200           23.750-24.093
     Harris             8/25                   203450           23.655-24.00
     Harris             8/26                   1824000          23.375-24.25

Sells
     Harris             6/1                    2000             34.438
     Harris             6/3                    2100             35.188-35.875
     Harris             6/8                    4500             35.953
     Harris             6/15                   300              34.938
     Harris             6/16                   9400             35.375-36.688
     Harris             6/25                   200              34.250
     Harris             6/28                   800              35.00
     Harris             7/6                    20200            35.00
     Harris             7/7                    80300            34.938-35.173
     Harris             7/23                   8800             34.00
     Harris             7/28                   200              33.313
     Harris             8/4                    1000             31.500
     Harris             8/9                    700              30.438
     Harris             8/12                   3200             29.717
     Harris             8/24                   700              23.938
(d)
     Persons other than Harris are entitled to receive all dividends and proceeds from the sale of the securities. Of the 12,896,100 shares indicated as shared power to dispose or direct the disposition of, 9,322,500 are owned by the Oakmark Fund, which represents 5.80% of the outstanding shares.

(e)
     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for advisory agreements with its clients that hold the economic interest in the shares, neither Harris or its general partner has any contracts, arrangements or understandings or relationships with respect to securities of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Letter dated August 30, 1999, to Mr. Volney Taylor, Chairman and Ceo of the issuer.



                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    August 30, 1999


/s/ Anita M. Nagler
Anita M. Nagler
Vice President

August 30, 1999

Via Fax; Original Following By Overnight Delivery



Mr. Volney Taylor
Chairman & Chief Executive Officer
Dun & Bradstreet Corporation
1 Diamond Hill Road
Murray Hill, NJ 07573

Dear Mr. Taylor:

As we indicated to you in an August 25 meeting, Harris Associates
LP ("HALP") urges you to recommend to the Dun & Bradstreet Corporation's Board of Directors that it engage an investment bank to solicit offers for the Corporation to maximize the value of DNB for its shareholders. We agree with you that DNB in a negotiated transaction could be valued at a material premium. HALP further is of the opinion such a premium could be more than double the current stock price based on recent M&A activity in the information industry. HALP, on behalf of its clients, owns over 12% of the stock of DNB, including 9 million shares held by the Oakmark Fund and 3 million shares by the Oakmark Select Fund.

HALP believes Moody's and the DNB operating company are among the premier information franchises in the world today and are extremely valuable:

   -- Moody's is one of two dominant participants in the global credit rating business. DNB has reported that its revenues have compounded at 17% per annum since 1980, that margins are well in excess of 40%, and that reinvestment requirements are minimal. HALP further believes that growth prospects, especially abroad, continue to be excellent. HALP is of the opinion that a strategic buyer might well pay more than DNB's current market value for Moody's alone.

   -- DNB operating company, HALP believes, is the leading global repository and provider of business information. Operating margins in the US are reported to be about 30%. Outside the US DNB produces $516 million in revenue but generates losses; HALP believes DNB's foreign operations hold excellent potential to create additional shareholder value. HALP further believes that DNB has substantial promise for growth in excess of historical trends because 1) DNB's database has huge potential for improving the efficiency of business worldwide via the electronic interchange of its information in such areas as procurement, marketing, and risk management, and in enabling and verifying commercial transactions on the internet; 2) the DUNS number has exciting prospects as the universal
   "social security number" for corporations; and 3) the Dun & Bradstreet brand can be extended and leveraged into other information areas.




Nearly three years after the split up of the old DNB, the DNB operating company still has, in HALP's opinion, substantial operational problems that are disturbingly reminiscent of persistent difficulties existing prior to the split-up. HALP thinks recent events strongly imply issues at DNB which make it highly unlikely the corporation will be able to realize its full potential as an independent entity. It is apparent to HALP that the broader investment community has reached this conclusion as well -- since the stock's peak of $40 in May, when the company's problems began to become evident, DNB has lost over $2.5 billion in market value; since the announcement of July's results alone DNB has given up $1 billion in value. DNB stock now has significantly underperformed the market since the split-up despite a strong stock market and large gains for most information companies. Moody's continues to perform admirably but that performance is going unrecognized and unrewarded in the shadow of DNB operating company's problems.

HALP, a DNB shareholder since early 1996, has a history of being a patient and supportive investor. Our proposal to the Board is in the spirit of investors who seek to work together with the Board toward our common goal, serving the interests of shareholders. Our communication in this matter is direct because we believe there is an urgent need to pursue a course that will capture the intrinsic value of DNB for its owners, something highly unlikely to be achieved under the status quo. The time is now -- the transactions market for information businesses is robust, as recently evidenced by VNU's acquisition of Nielsen Media Research. The huge gap between DNB's current market value and its likely realizable transaction value, combined with the great improbability that DNB can attain an appropriate valuation as an independent company, are compelling grounds for the Board to seek a transaction now. We urge it to pursue such a course.


Sincerely,


Harris Associates L.P.
by:

/s/Robert Levy
Robert Levy
CEO and President

/s/William Nygren
William Nygren
Partner and Oakmark Select Fund Manager
312-621-0619

/s/Robert Sanborn
Robert Sanborn
Partner and Oakmark Fund Manager

/s/Henry Berghoef
Henry Berghoef
Partner and Equity Analyst
312-621-0386

cc:  R. Glauber, V. Pelson, H. Adams, R. Kuehn, M. Quinlan, C.
Alexander, M. Evans,
  H. McKinnell